SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)[1]

Symbolic Logic, Inc. (“EVOL”)
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30049R209
(CUSIP Number)
Igor Volshteyn Chief Executive Officer CCUR Holdings, Inc. 3800 N. Lamar Blvd, Suite 200 Austin, TX 78756 (770) 305-6434
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

_______________________

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30049R209	13D/A1	Page 2 of 5

1	NAME OF REPORTING PERSON
CCUR HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,982,939
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,982,939
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,982,939
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.5%
14		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D/A1

The following constitutes Amendment No. 1 (the “Amendment 1”) to the Schedule 13D filed by the undersigned on August 1, 2022 (the “Statement”) relating to the common stock $0.001 par value per share (the “Common Shares”) of Symbolic Logic, Inc. (“Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.     Source and amount of Funds or other Consideration

Item 3 of the Statement is herby amended and restated as follows:

CCUR has entered into agreements to exchange the Common Shares owned by certain Common Shares holders for preferred stock to be issued by CCUR (“Exchange Agreements”). The aggregate amount of CCUR preferred stock to be exchanged shall be determined at the closing of the Exchange Agreements. Until the Exchange Agreements close or terminate CCUR controls the voting rights of the subject Common Shares.

Item 4.     Purpose of the Transaction

Item 4 of the Statement is hereby supplemented and superseded, as the case may be, as follows:

The purpose of this Amendment 1 is to report that, since the filing of the Statement a material change occurred in the percentage of the shares of Common Shares that CCUR owns the voting rights.

CCUR has reviewed the Issuer’s 8-K filed October 27, 2022 (“October 8-K”) and is pleased that the Issuer’s board has taken the necessary steps to evaluate “going dark”, including a suspension of its reporting obligations under the Securities Exchange Act of 1934, as amended. CCUR fully supports the Issuer’s decision as disclosed in the October 8-K.

Except as described this Item 4, CCUR does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. CCUR reserves the right to change plans and take any and all actions that CCUR may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by it, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by CCUR in light of its general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. CCUR may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Statement is herby amended and restated as follows:

The aggregate percentage of shares of Common Shares reported beneficially owned by CCUR is based upon 10,831,992 Common Shares reported issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

(a)	As of the date hereof, CCUR beneficially owns 6,982,939 shares of Common Shares.

Percentage: Approximately 64.5%

(b)	1. Sole power to vote or direct vote: 6,982,939

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,982,939

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Shares by CCUR during the past sixty days are set forth below.

Exchange Agreement Execution Date	Number of Common Shares	Cost of Common Shares
10/28/2022	521,651	Final cost of the Common Shares to be determined based on a to-be-agreed-upon book value of the Issuer.
11/1/2022	65,114	Final cost of the Common Shares to be determined based on a to-be-agreed-upon book value of the Issuer.

(d)	Until the closing of each Exchange Agreement the counterparty stockholder retains the right to receive distributions or dividends from the reported securities, the securities may not be transferred.
(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On the dates indicated above, CCUR entered into an Exchange Agreement with certain holders of the Common Shares. Upon mutual execution of each Exchange Agreement CCUR acquired the voting rights of the subject Common Shares. Upon a subsequent closing, to occur no later than January 31, 2023, CCUR will acquire full ownership of the subject Common Shares.

CCUR will further amend this Item 6 should any additional Exchange Agreements be entered into with any additional holders of Common Shares. To the extent permitted by law, if any investors or holders of Common Shares have questions or would like to discuss the transactions contemplated by the Exchange Agreements, please contact CCUR at info@ccurholdings.com or (770) 305-6434.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2022

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn
Name: Igor Volshteyn
Title: President and Chief Executive Officer